02019593

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UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Variable Investment Advisors INC.

RECD S.E.C. MAR 0 5 2002 535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 S. Louise Ave. Ste. 107A
(No. and Street)

Sioux Falls, SD 57106-3115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Wilson 605-361-8230
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones, Kramer & Hamer
(Name — if individual, state last, first, middle name)

405 N. Kiwanis Ave. Sioux Falls, SD 57104-2519
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

VARIABLE INVESTMENT ADVISORS, INC.

SIOUX FALLS, SOUTH DAKOTA

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
jkhaber@qwest.net

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Variable Investment Advisors, Inc. (a South Dakota corporation) as of December 31, 2001, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones, Kramer + Haber

JONES, KRAMER & HABER
January 19, 2002

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
jkhaber@qwest.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Variable Investment Advisors, Inc. (the Company), for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To The Stockholders and Directors
Variable Investment Advisors, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control structure and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Variable Investment Advisors, Inc., for the year ended December 31, 2001 and this report does not affect our report thereon dated January 19, 2002.

Segregation of Duties

The Company does not have adequate internal accounting control due to inadequate segregation of duties inherent with the small size of the Company. A good system of internal accounting control contemplates an adequate segregation of duties so that no one individual handles a transaction from its inception to its completion. While we recognize that the Company's operations are not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition. We have discussed it with the president, who has indicated that due to the limited number of personnel, an adequate segregation of duties is not achievable and the costs of correcting the weakness would exceed the benefits that would be derived.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jones, Kramer & Haber

JONES, KRAMER & HABER
January 19, 2002

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash	$ 3,044
Commission receivable - net	11,844
Other receivables	243
Prepaid telephone contract	4,815
Other prepaid expenses	5,092
Office furniture and equipment, at cost, less accumulated depreciation of $2,723	2,769
License costs, at cost, less accumulated amortization of $120	480
TOTAL ASSETS	28,287

LIABILITIES AND STOCKHOLDERS' EQUITY

Commission payable	10,563
Long term notes payable	2,588
TOTAL LIABILITIES	13,151
Common stock; $.01 par value, 400,000 shares authorized; 228,000 issued and outstanding	2,280
Additional paid in capital	27,720
Retained earnings (deficit)	(14,864)
TOTAL STOCKHOLDERS' EQUITY	15,136
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 28,287

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 135,855
Other	3,127
	138,982
EXPENSES	
Commissions	126,591
Rent	6,330
Telephone	4,795
Meeting & seminars	3,538
Office supplies & postage	4,161
Meals & entertainment	597
Professional fees	3,371
General insurance	158
Health insurance	5,900
Life insurance	545
Depreciation	1,377
Amortization	40
Repair & maintenance	450
Advertising	507
Licenses	2,229
Dues & subscriptions	777
Vehicle expense	5,362
Interest	924
Miscellaneous	10
	167,662
NET (LOSS)	$ (28,680)

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2000	$ 2,250	$ 24,750	$ 13,816	$ 40,816
Issued 3,000 shares of common stock	30	2,970	-	3,000
Net loss for the year	-	-	(28,680)	(28,680)
Balance at December 31, 2001	$ 2,280	$ 27,720	$ (14,864)	$ 15,136

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (28,680)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	1,417
(Increase) Decrease in	
Commission receivable	1,358
Other receivables	1,748
Prepaid expenses	3,149
Increase (Decrease) in:	
Accounts payable	(175)
Commission payable	(659)
Net cash used by operating activities	(21,842)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments towards notes payable	(2,249)
Sale of common stock	3,000
Net cash provided by financing activities	751
NET DECREASE IN CASH	(21,091)
CASH AT BEGINNING OF YEAR	24,135
CASH AT END OF YEAR	$ 3,044
Supplemental disclosures:	
Interest paid	$ 924

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

The summary of significant accounting policies of Variable Investment Advisors, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable insurance products. The Company accomplishes this goal through a small group of brokers located throughout the midwest. The Company's customers are located throughout the United States.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from three to ten years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

VARIABLE INVESTMENT ADVISOR'S, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

License Costs

License costs are being amortized over a fifteen year period using the straight-line method.

NOTE 2. OPERATING LEASE

The Company leases it's office space from a related party on a month-to-month basis from the Company's president. The monthly rent is $533 and a total of $6,330 was paid during the year ended December 31, 2001.

Future minimum lease payments as of December 31, 2001 are $533.

The company also leases a vehicle from an unrelated party. The lease term is for 36 months with a monthly payment of $442. Lease payments totaled $5,304 for the year ended December 31, 2001.

Minimum lease payments, by year, and in aggregate at December 31, 2001 are as follows:

2002	$ 4,860

NOTE 3. LONG TERM NOTES PAYABLE

Notes payable consist of the following:

Installment note calling for 36 monthly payments of $264 including interest at 23.997%, collateralized by the prepayment of long distance phone service.	$ 2,588

The Company incurred interest expense during the year ended December 31, 2001, of $924 on this note payable.

The following is a summary of maturities due on the note payable as of December 31, 2001

2002	$ 2,588

VARIABLE INVESTMENT ADVISOR'S, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $3,519 which fell below the company's minimum net capital requirement. The Company's net capital ratio was 3.74 to 1.

NOTE 5. EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

SUPPLEMENTAL INFORMATION

SHOWN ON FOLLOWING PAGES

VARIABLE INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital		$ 15,136
Deductions:		
Nonallowable assets:		
Prepaid expenses, net of indebtedness	$ 7,319	
Office furniture & equipment, net	2,769	
License costs, net	480	
Aged accounts receivable	1,049	11,617
Net Capital		$ 3,519
Aggregate indebtedness		
Items included in statement of financial condition:		
Commission payable		10,563
Long term notes payable		2,588
Total aggregate indebtedness		$ 13,151
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 5,000
Excess net capital at 1,500 percent		$ 2,643
Excess net capital at 1,000 percent		$ 2,240
Ratio: Aggregate indebtedness to net capital		3.74 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 9,688
Audit adjustments to record changes in the following accounts:		
Prepaid expenses	$ 2,588	
Receivables	(5,339)	
Office furniture and equipment	(935)	
Payables	(2,745)	
Long term notes payable	262	
Net capital per above		$ 3,519